DC
No Act
P.E 12-21-06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

07044066

January 31, 2007

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/31/2007

Re: Johnson & Johnson
Incoming letter dated December 21, 2006

Dear Ms. Goodman:

This is in response to your letter dated December 21, 2006 concerning the shareholder proposal submitted to Johnson & Johnson by William Steiner. We also have received letters on the proponent's behalf dated January 29, 2007 and January 30, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

RECD S.E.C.
FEB 2 2007
1086

Sincerely,

David Lynn
Chief Counsel

Enclosures

PROCESSED
FEB 2 3 2007
THOMSON
FINANCIAL

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

200406

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

agoodman@gibsondunn.com

5: 22

December 21, 2006

Direct Dial
(202) 955-8653
Fax No.
(202) 530-9677

Client No.
C 45016-01913

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareholder "Proposal" of William Steiner, represented by John Chevedden*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Johnson & Johnson (the "Company"), intends to omit from its proxy statement and form of proxy for its 2007 Annual Shareholders Meeting (collectively, the "2007 Proxy Materials") a purported shareholder proposal and statements in support thereof (the "Submission") received from William Steiner, naming John Chevedden as his designated representative (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company files its definitive 2007 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if he elects to submit additional correspondence to the Commission or the Staff with respect to the Submission, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Submission may be excluded from the 2007 Proxy Materials pursuant to:

- Rule 14a-8(i)(3), because the Submission is materially misleading;
- Rule 14a-8(a), because the Submission does not present a proposal for shareholder action; and
- Rule 14a-8(c) and 14a-8(f), because the Submission contains multiple proposals.

THE SUBMISSION

The Submission requests that the Company's Board of Directors (the "Board") adopt a policy of allowing shareholders "the opportunity to vote on an advisory management resolution at each annual meeting to approve the Compensation Committee Report in the proxy statement." The Submission underscores that the vote is intended to be purely advisory, and should not abrogate any employment agreement or affect the approval of any compensation-related proposal submitted for a vote of shareholders at the same or any other meeting of shareholders. The Submission specifically requests disclosure of the percentage of total executive pay and benefits that are performance-based. The supporting statement describes the Submission as providing shareholders with a "mechanism for providing ongoing input at [the] company."

A copy of the Submission and supporting statements, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A. We hereby respectfully request that the Staff concur in our view that the Submission may be excluded from the 2007 Proxy Materials for the reasons described below.

ANALYSIS

I. The Submission May Be Excluded Under Rule 14a-8(i)(3) Because It Is Materially False Or Misleading.

Under Rule 14a-8(i)(3), a company may omit a shareholder proposal if the proposal is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9.

Rule 14a-9(a) provides that "[n]o solicitation . . . shall be made by means of any proxy statement . . . containing any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading . . . ." The Submission requests that the Board "adopt a policy that shareholders be given the opportunity to vote on an advisory management resolution . . . to approve the Compensation Committee [R]eport in the proxy statement."

The Staff recently addressed a nearly identical proposal in *Sara Lee Corp.* (avail. Sept. 11, 2006). The proposal in *Sara Lee* requested the company to adopt a policy that the company's shareholders "be given the opportunity . . . to vote on an advisory resolution . . . to approve the report of the Compensation and Employee Benefits Committee set forth in the proxy statement." The Staff concurred that the proposal was materially false or misleading under Rule 14a-8(i)(3), stating:

> The proposal's stated intent to "allow stockholders to express their opinion about senior executive compensation practices" would be potentially materially misleading as shareholders would be voting on the limited content of the new Compensation Committee Report, which relates to the review, discussions and recommendations regarding the Compensation Discussion and Analysis disclosure rather than the company's objectives and policies for named executive officers described in the Compensation Discussion and Analysis.

Like the proposal in *Sara Lee*, the Submission requests that the Company submit for a shareholder vote an advisory resolution to approve the Compensation Committee Report in the Company's proxy statement. Moreover, as with the *Sara Lee* proposal, the Submission is materially misleading because, following the Commission's adoption of new compensation disclosure rules, the Compensation Committee Report will not contain the information that the Submission indicates shareholders will be voting on, namely, the Company's executive compensation policies. *See* Adopting Release, *Executive Compensation and Related Person Disclosure*, Exchange Act Release No. 8732A (August 29, 2006). If a shareholder casts a vote "for" or "against" the Submission, such a shareholder likely would believe, based on the representations in the Submission, that the Submission is seeking the adoption of a policy that would, if implemented, allow shareholders an advisory vote on the Company's executive compensation policies. If the Submission is implemented, however, shareholders would not be voting on executive compensation policies, but instead on the limited content of the new Compensation Committee Report. Consequently, the Submission's inclusion in the 2007 Proxy Materials would be materially misleading to the Company's shareholders.

While in *Sara Lee* the Staff permitted the proponent to revise its proposal "to make clear that the advisory vote would relate to the description of the company's objectives and policies regarding named executive officer compensation," the Staff stated that it was doing so "because the requirements for the Compensation Committee Report were revised following the deadline for submitting proposals" to Sara Lee. Here, unlike in *Sara Lee*, the Submission was submitted well after the adoption and public release of the SEC's new rules regarding executive compensation disclosure. The Proponent submitted the Submission to the Company on November 8, 2006, more than three months after the Commission adopted the new rules on July 26, 2006. Moreover, the Proponent submitted the Submission more than two months after the new rules were publicly released on August 29, 2006. Consequently, the Submission is excludable under Rule 14a-8(i)(3) because it is materially misleading, and the Staff should not permit its revision.

II. The Submission May Be Excluded Under Rule 14a-8(a) Because It Seeks An Advisory Vote.

The Submission is not a proposal for purposes of Rule 14a-8 because it does not present a proposal for shareholder action but instead seeks to provide a mechanism that would allow shareholders to express their views on a specified topic. Under the Commission's rules, Staff responses to no-action requests under Rule 14a-8(a) and other Staff precedent, such a vote is not a proper subject under Rule 14a-8.

A. Requests for Advisory Votes Are Excludable Under Commission Amendments To Rule 14a-8.

The rulemaking history of Rule 14a-8 clearly demonstrates that requests for advisory votes are not proper subjects for shareholder proposals and thus are excludable. Rule 14a-8(a) states in relevant part:

> Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors *take action*, which you intend to present at a meeting of the company's shareholders. . . .

Rule 14a-8(a) (*emphasis added*).

Rule 14a-8(a) was adopted as part of the 1998 amendments to the proxy rules. In the Commission's 1997 release proposing these amendments, the Commission noted:

> The answer to Question 1 of revised rule 14a-8 would define a "proposal" as a request that the company or its board of directors take an action. *The definition reflects our belief that a proposal that seeks no specific action, but merely purports to express*

> *shareholders' views, is inconsistent with the purposes of rule 14a-8 and may be excluded from companies' proxy materials.* The Division, for instance, declined to concur in the exclusion of a "proposal" that shareholders express their dissatisfaction with the company's earlier endorsement of a specific legislative initiative. Under the proposed rule, the Division would reach the opposite result, because the proposal did not request that the company take an action.

Proposing Release, *Amendments to Rules on Shareholder Proposals*, Exchange Act Release No. 39093 (September 18, 1997) (*emphasis added*) (*citation omitted*).

The Commission subsequently adopted this definition as proposed:

> We are adopting as proposed the answer to Question 1 of the amended rule defining a proposal as a request or requirement that the board of directors take an action. One commenter objected to the proposal on grounds that the definition appeared to preclude all shareholder proposals seeking information. In formulating the definition, it was not our intention to preclude proposals merely because they seek information, and the fact that a proposal seeks only information will not alone justify exclusion under the definition.

Adopting Release, *Amendments to Rules on Shareholder Proposals*, Exchange Act Release No. 40018 (May 21, 1998) (*citations omitted*).

The Submission is exactly of the type addressed by the Commission in the releases cited above as the supporting statements in the Submission acknowledge. Echoing the language in the Commission's rulemaking releases, the supporting statement indicates that the purpose of the Submission is to give shareholders a "mechanism for providing ongoing input at [the] company." Thus, under the clear language of Rule 14a-8(a), the Submission is not a proper subject under Rule 14a-8.

B. The Submission Is Not A Proposal For Purposes Of Rule 14a-8 Based On Staff Precedent.

Following adoption of Rule 14a-8(a), the Staff has consistently confirmed that a shareholder submission is excludable if it "merely purports to express shareholders' views" on a subject matter. For example, in *Sensar Corp.* (avail. Apr. 23, 2001), the Staff concurred that a submission seeking to allow a shareholder vote to express shareholder displeasure over the terms of stock options granted to management, the board of directors and certain consultants could be omitted under Rule 14a-8(a) because it did not recommend or require any action by the company or its board of directors. *See also CSX Corp.* (avail. Feb. 1, 1999) (concurring that a submission was excludable under Rule 14a-8(a) where a shareholder submitted three poems for consideration but did not recommend or require any action by the company or its board of directors).

The Submission parallels the submission in *Sensar*: it seeks an advisory vote on the Compensation Committee Report in the proxy statement, and the advisory vote merely allows shareholders to express their views on that information. The Submission's supporting statement clearly demonstrates that this is the Proponent's objective. For example, as noted above, the supporting statement indicates that advisory vote on the Compensation Committee Report in the proxy statement will provide shareholders with a "mechanism for providing ongoing input at [the] company."

The Submission's formulation as a request that the Company adopt a policy of submitting an advisory vote to shareholders does not change the Submission's status for purposes of Rule 14a-8(a). In Exchange Act Release No. 20091 (August 16, 1983), the Commission stated that the substance of a shareholder proposal and not its form is to be examined in determining whether the proposal is a proper matter for a shareholder vote under Rule 14a-8. As the text of the release explains:

> In the past, the staff has taken the position that proposals requesting issuers to prepare reports on specific aspects of their business or to form special committees to study a segment of their business would not be excludable under Rule 14a-8(c)(7). Because this interpretation raises form over substance and renders the provisions of paragraph (c)(7) largely a nullity, the Commission has determined to adopt the interpretative change set forth in the Proposing Release. Henceforth, the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7).

Adopting Release, *Amendments to Rule 14 a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Exchange Act Release No. 20091 (August 16, 1983).

The Staff applies this same approach throughout Rule 14a-8. When evaluating a proposal that requests that a company's board adopt a policy, the Staff has consistently looked at the subject matter underlying the proposed policy to determine whether a proposal is excludable under Rule 14a-8, and has not considered the request to adopt a policy itself as the subject of the proposal. Likewise, when a proposal has requested that management take a particular action, the Staff has examined whether that action is a proper subject under Rule 14a-8. For example:

- In letters where shareholders have requested companies to adopt a policy of submitting the selection of auditors to a vote, the Staff has focused on the subject of the policy (the manner of selecting auditors) in determining that the proposal is excludable under Rule 14a-8(i)(7). *See, e.g., Xcel Energy Inc.* (avail. Jan. 28, 2004).

See also El Paso Corp. (avail. Feb. 23, 2005) (proposal requesting that company adopt a policy of hiring a new independent auditor at least every ten years excluded under Rule 14a-8(i)(7) based on the underlying subject, "the method of selecting independent auditors.").

- In determining whether a shareholder proposal asking that a company adopt a policy would, if implemented, cause the company to violate the law for purposes of Rule 14a-8(i)(2), the Staff examines whether implementation of the actions that are the subject of the proposed policy would violate the law, not whether adoption of the policy itself would violate the law. *See, e.g., Mobil Corp.* (avail. Jan. 29, 1997) (proposal as originally submitted to the company asking it to adopt a policy prohibiting executives from exercising options within six months of a significant workforce reduction excluded pursuant to the predecessor to Rule 14a-8(i)(2) because the subject matter of the policy would require the company to breach existing contractual obligations).

- In determining whether a shareholder proposal asking that a company adopt a policy is vague and indefinite for purposes of exclusion under Rule 14a-8(i)(3), the Staff looks at the subject matter of the proposed policy. *See, e.g., Duke Energy Corp.* (avail. Feb. 8, 2002) (proposal urging the board to adopt a policy to transition to a nominating committee composed entirely of independent directors as openings occur was vague because the underlying action required creation of a nominating committee, a fact not adequately disclosed in the proposal or supporting statement).

- In determining whether a shareholder proposal asking that a company adopt a policy involves a personal grievance for purposes of Rule 14a-8(i)(4), the Staff looks at the subject matter of the proposed policy. *See, e.g., Intl. Business Machines Corp.* (avail. Dec. 18, 2002) (proposal urging the board to adopt a policy to honor any written commitments from company executives to investigate certain claims excluded because the subject matter of the proposed action related to a personal claim or grievance).

- In determining whether a shareholder proposal requesting a company to adopt a policy is not significant to a company's business for purposes of Rule 14a-8(i)(5), the Staff looks at the subject matter of the proposed policy. *See, e.g., Procter & Gamble Co.* (avail. Aug. 11, 2003) (proposal requesting the company to adopt a policy forbidding human embryonic stem cell research excluded under Rule 14a-8(i)(5) when the company did not engage in the activity that was the subject of the proposed policy); *Intl. Business Machines Corp.* (avail. Feb. 23, 1983) (proposal requesting the company to adopt a policy that its directors require certain actions at other companies where they serve as directors excluded under predecessor to Rule 14a-8(i)(5) because the subject matter of the policy – the actions its directors were to take at other companies – did not relate to the company's business).

- When examining whether it is beyond a company's power to implement a shareholder proposal requesting that the company adopt a particular policy for purposes of Rule 14a-8(i)(6), the Staff looks at implementation of the actions that are the subject of the proposed policy, not whether the company has the power to adopt the policy itself. *See, e.g., Catellus Development Corp.* (avail. Mar. 3, 2005) (proposal that the company adopt a policy relating to a particular piece of property was beyond the company's power to implement because the company no longer owned the property that was the subject of the proposed policy and could not control the property's transfer, use or development); *General Electric Co.* (avail. Jan. 14, 2005) (proposal that the company adopt a policy that an independent director serve as chairman of the board excluded under Rule 14a-8(i)(6) because the company could not ensure that the subject of the proposed policy would be satisfied – *i.e.,* that the chairman retain his or her independence at all times – and no mechanism was provided to cure a failure); *Ford Motor Co.* (avail. Feb. 27, 2005) (same).

- In determining whether a shareholder proposal conflicts with a company proposal for purposes of Rule 14a-8(i)(9), the Staff looks at the subject matter of the proposals, even if one requests the company to adopt a policy and the other is implemented through a different process. *See, e.g., Baxter International Inc.* (avail. Jan. 6, 2003) (proposal urging the board to adopt a policy prohibiting future stock option grants to executive officers excluded because the underlying subject of the proposed action conflicts with substance of the company's proposal that shareowners approve a new executive incentive compensation plan).

- In determining whether a company has, for purposes of Rule 14a-8(i)(10), substantially implemented a shareholder proposal asking the company to adopt a policy, the Staff looks at the substance of the underlying subject of the proposed policy compared with actions taken by the company. *See, e.g., Intel Corp.* (avail. Feb. 14, 2005) (proposal requesting adoption of policy of expensing stock options excluded under Rule 14a-8(i)(10) based upon the company's mandatory expensing of stock options under SFAS 123(R)).

- In determining whether one shareholder proposal substantially duplicates or conflicts with another proposal for purposes of Rule 14a-8(i)(11), the Staff looks at the subject matter of the proposals, even if one requests the company to adopt a policy and the other does not. *See, e.g., Merck & Co.* (avail. Jan. 10, 2006) (proposal requesting that the company adopt a policy that a significant portion of future stock option grants be performance-based substantially duplicated the subject of another proposal requesting the company to take the necessary steps so that no future stock options be awarded to anyone).

- In determining whether a shareholder proposal is substantially the same as other proposals that have not received an adequate vote in prior years for purposes of Rule 14a-8(i)(12), the Staff looks at the subject matter of the proposals, even if one requests the company to adopt a policy and the other does not. *See, e.g., Eastman Chemical Co.* (avail. Mar. 27, 1998) (proposal requesting that the company adopt a policy not to manufacture cigarette filters until certain research had been completed excluded because the subject of the proposed policy was substantially the same as a prior proposal requesting that the company take the necessary steps to divest its cigarette filter operations, which earlier proposal had not received sufficient shareowner support).

Here, the Submission asks for adoption of a policy, but the subject matter of the Submission concerns providing shareholders an advisory vote, a matter that is not a proper subject of a shareholder proposal under Rule 14a-8(a). The Proponent should not be able to avoid the application of Rule 14a-8(a) merely by asking that the Company adopt a policy on (or submit for a vote) a matter that, if proposed directly by the shareholder, would not be a proper subject under Rule 14a-8(a). Consistent with the Commission's decisions that proposals should be assessed on the basis of their substance and not their form, as stated in its prior Rule 14a-8 rulemaking discussed above, and consistent with the Staff's approach in interpreting every other aspect of Rule 14a-8 as reflected in the precedent above, the subject matter of the policy set forth under the Submission, and not the policy itself or the form of the proposal, is to be evaluated for purposes of assessing compliance with Rule 14a-8. Under these standards, the Submission does not constitute a proposal for purposes of Rule 14a-8(a) and, accordingly, can be excluded from the Company's 2007 Proxy Materials.

C. A Request For Future Votes Is Not A Proper Form For A Shareholder Proposal And Fails To Satisfy The Procedural Requirements Of Rule 14a-8.

In addition to the bases for exclusion discussed above, the Submission is not appropriate under Rule 14a-8 because it seeks to implement a policy that would provide for a matter to be submitted for a shareholder vote in each year, without satisfying any of the procedural requirements of Rule 14a-8 with respect to those future years. This form of proposal is substantively different from a proposal that requests a company to take a particular action (such as implementation of a charter amendment declassifying the board) or a proposal to not take a particular action (such as adoption of a rights plan) without seeking a shareholder vote. In those situations, the underlying subject of the proposal is a specific corporate action and the future shareholder vote is incidental to management taking the underlying action. Here, in contrast, the underlying action sought by the Proponent is that a particular matter—an advisory statement expressing the shareholders' sentiment—be placed before shareholders for an annual vote. Rule 14a-8 prescribes the procedures that a shareholder is to follow if it wishes a particular matter to be placed before shareholders at a particular meeting;[1] it is inconsistent with the structure and intent of Rule 14a-8 to allow a shareholder to propose that management submit the shareholder's proposal to an annual vote at an indefinite number of future meetings.

If one looked to the effect of the Submission in subsequent years, it is clear that the purposes of the procedural requirements under Rule 14a-8 could be evaded easily. For example, Rule 14a-8(b) requires a shareholder to satisfy certain ownership requirements—a proponent "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the proponent] submit[s] the proposal" and "must continue to hold those securities through the date of the meeting."[2] Rule 14a-8(c) limits a proponent to submitting no more than one proposal for a particular shareholders' meeting. Rules 14a-8(i)(9) and (i)(11) allow a proposal to be excluded when it conflicts with a proposal submitted by the company or duplicates a topic that is the subject of a previously submitted proposal. Allowing a shareholder to submit a proposal calling for an annual vote on a specific topic for an indefinite number of years in the future would allow proponents to circumvent these important procedural requirements. Instead, the rules contemplate that a proponent will submit the topic or proposal itself at each meeting at which it is to be considered, and will demonstrate compliance with the requirements of Rule 14a-8 with

---

[1] Allowing shareholders to submit a subject for vote at an indefinite number of annual meetings is inconsistent with Rule 14a-8(c), which instructs shareholders that "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholders' meeting."

[2] In this regard, by a letter dated November 17, 2006, pursuant to Rule 14a-8(f), the Company notified the Proponent of its view that the Proponent would be required to satisfy the requirements of Rule 14a-8(b) with respect to each future year at which the advisory vote sought by the Submission would be voted on. *See* Exhibit B. The Proponent did not provide the information requested by the Company in the letter, which was properly sent to the Proponent within 14 days of Johnson & Johnson receiving the Submission. Thus, the Submission may be excluded pursuant to Rule 14a-8(f) because the Proponent did not satisfy Rule 14a-8(b)(1) in this regard.

respect to that meeting. Because the Submission would allow the Proponent to circumvent the requirements of Rule 14a-8, and the Proponent has not sought to demonstrate that the requirements of Rule 14a-8 would be satisfied with respect to future votes sought by the Submission, the Submission is excludable under Rule 14a-8.

III. The Submission May Be Excluded Under Rule 14a-8(c) and Rule 14a-8(f) Because It Consists Of Multiple Proposals.

Alternatively, if the Staff does not concur that the Submission is excludable under Rule 14a-8(a), the Company believes that it may exclude the Submission under Rule 14a-8(f) because it does not satisfy Rule 14a-8(c). Rule 14a-8(c) provides that "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." As discussed below, despite proper notice of this procedural deficiency from the Company, the Proponent submitted multiple shareholder proposals for inclusion in the 2007 Proxy Materials.

On November 8, 2006, the Company received from the Proponent the Submission for inclusion in the 2007 Proxy Materials. *See* Exhibit A. Accordingly, in a letter dated November 17, 2006, which was sent to the Proponent by e-mail at the Proponent's request, and also by express mail, within 14 calendar days of the Company's receipt of the Proponent's Submission, the Company informed the Proponent of the requirements of Rule 14a-8 and how to cure various procedural deficiencies (the "Deficiency Notice").[3] *See* Exhibit B. Among other things, the Deficiency Notice informed the Proponent that Rule 14a-8(c) permits a shareholder to submit no more than one proposal for a particular meeting, and requested that the Proponent modify the Submission to reduce the number of proposals to one. Thus, the Company satisfied its obligations under Rule 14a-8(f) by providing the Proponent with a Deficiency Notice that was both sent to the Proponent in a timely manner and provided clear instructions as to how the Proponent might cure the procedural defects. The Company received no reply regarding the Rule 14a-8(c) deficiency from the Proponent in response to the Deficiency Notice.

The Submission consists of two separate and distinct shareholder proposals that differ in both language and substance:

- The first part of the Submission focuses on a shareholder advisory vote on executive compensation and states, "shareholders ask our board of directors to adopt a policy

[3] The Company sent the Deficiency Notice via e-mail pursuant to the Proponent's request in the letter accompanying his Submission, that Johnson & Johnson "communicate via email" "[i]n the interest of saving company expenses."

that shareholders be given the opportunity to vote on an advisory management resolution at each annual meeting to approve the Compensation Committee report in the proxy statement" (the "First Proposal").

- The second part of the Submission focuses on additional disclosures and would require that the Company disclose "the percentage of total executive pay and benefits that are performance-based – meaning linked to demonstrable performance criteria measured by our company's performance compared to its peer companies" (the "Second Proposal").

The Staff consistently has taken the position that multiple unrelated proposals are excludable, even if packaged as a single submission. *See, e.g., American Electric Power* (avail. Jan. 2, 2001) (multiple proposals regarding director tenure and compensation, and frequency of board meetings excluded); *IGEN Int'l, Inc.* (avail. July 3, 2000) (multiple proposals regarding the size of the company's board, the frequency of board meetings, and ownership requirements to call shareholder meetings excluded). Likewise, the Staff consistently has agreed that substantially distinct business items within a single submission may not be considered a single proposal for purposes of Rule 14a-8(c), notwithstanding the fact that such items may relate to the same general topic. *See, e.g., Electronic Data Systems Corp.* (avail. March 10, 1998) (proposals to eliminate board and establish "independent lead director" excluded); *Allstate Corp.* (avail. Jan. 29, 1997) (proposals instituting cumulative voting for directors and prohibiting practices that could impair the effectiveness of cumulative voting excluded). However, the Staff has taken the position that multiple proposals constitute one proposal for purposes of Rule 14a-8(c) (or its predecessor) if they relate to a single, well-defined unifying concept. *See* Exchange Act Release No. 12,999 (November 22, 1979). The Staff has, for example, found such a well-defined unifying concept where a proposal sought, through various means, to eliminate a company's anti-takeover defenses or balance employee compensation levels. *See, e.g., Computer Horizons Corp.* (avail. Apr. 1, 1993) (proposal recommending that the company modify or terminate each plan, contract, or arrangement that would discourage potential buyers of the company was not excludable under the predecessor to Rule 14a-8(c)), *Lockheed Corp.* (avail. Mar. 11, 1994) (proposal requesting that Management Incentive Compensation Plan be suspended and employees be reinstated, and that until this is achieved, compensation be tied to the prior year's compensation was not excludable).

No clearly defined unifying concept exists with respect to the two parts of the Submission. While at best it could be said that both requests relate to executive compensation, this is a general and broad concept in contrast to the narrow and well-defined concept of balancing employee compensation levels that the Staff considered in *Lockheed*. Here, the First Proposal would require the company to allow shareholders to vote on "an advisory management resolution . . . to approve the Compensation Committee report" and, thus, is focused on an advisory vote. The Second Proposal would require the Company to disclose, beyond what is currently required under the rules governing the disclosure of executive compensation, "the percentage of total executive pay and benefits that are performance-based," and appears to focus on linking executive pay to the performance of the company relative to its "peer" companies. The Staff has permitted the exclusion of multiple unrelated proposals that lack a unifying concept under similar circumstances. *See, e.g., Fotoball, Inc.* (avail. May 6, 1997) (concurring in the exclusion under the predecessor to Rule 14a-8(c) of a submission that included proposals setting forth minimum stock ownership requirements, recommending that directors be paid in equity compensation, and prohibiting non-employee directors from performing other services for the company for compensation); *HealthSouth Corp.* (avail. March 28, 2006) (submission containing proposals to grant shareholders the power to increase the size of the board, and to fill any director vacancies created by such an increase excluded); *Torotel, Inc.* (avail. Nov. 1, 2006) (six proposals aimed at removing bylaws that "restrict shareholders from properly presenting and acting upon matters at shareholder meetings," including three addressing the number, election, and classification of directors excluded); *Exxon Mobil Corp.* (avail. March 19, 2002) (concurring in the exclusion of proposals increasing the number of board nominees and establishing criteria for selecting new nominees); *Enova Corp.* (avail. Feb. 9, 1998) (concurring in the exclusion of proposals to elect the entire board annually and appoint an "independent lead director"); *Allstate Corp.* (avail. Jan. 29, 1997) (proposals to institute cumulative voting in director elections and to prevent certain actions that might impair its effectiveness excluded).

In summary, despite clear and timely notice from the Company regarding the requirements of Rule 14a-8(c) and how to correct the Submission, the Proponent submitted two separate and distinct shareholder proposals; one requesting an advisory vote and one requesting the Company to make additional disclosures. Accordingly, consistent with the positions taken by the Staff in *Fotoball, Exxon Mobil, Enova*, and elsewhere, we believe that the Submission may be excluded pursuant to Rule 14a-8(c) and Rule 14a-8(f).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2007 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Steven M. Rosenberg, the Company's Corporate Secretary, at (732) 524-2452.

Sincerely,

Amy L. Goodman

Enclosures

cc: Steven M. Rosenberg, Johnson & Johnson
John Chevedden

100132400_6.DOC

Exhibit A

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Mr. William C. Weldon
Chairman of the Board
Johnson & Johnson (JNJ)
1 Johnson & Johnson Plaza
New Brunswick, NJ 08933

Rule 14a-8 Proposal

Dear Mr. Weldon,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872
olmsted7p (at) earthlink.net
(In the interest of saving company expenses please communicate via email.)

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

William Steiner (signature) 10/12/06
William Steiner Date

cc: Michael H. Ullmann
Corporate Secretary
T: 732 524-0400
F: 732-524-2185

[Rule 14a-8 Proposal, November 8, 2006]

3 – Shareholder Vote on Executive Pay

RESOLVED, shareholders ask our board of directors to adopt a policy that shareholders be given the opportunity to vote on an advisory management resolution at each annual meeting to approve the Compensation Committee report in the proxy statement.

The policy should provide that appropriate disclosures will be made to ensure that stockholders fully understand that the vote is advisory, will not affect any person's compensation and will not affect the approval of any compensation-related proposal submitted for a vote of stockholders at the same or any other meeting of stockholders.

It is essential that the disclosure for this annual vote include disclosure of the percentage of total executive pay and benefits that are performance-based – meaning linked to demonstrable performance criteria measured by our company's performance compared to its peer companies.

William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 sponsors this proposal.

The current rules governing senior executive compensation do not give stockholders enough influence over pay practices. In the United Kingdom, public companies allow stockholders to cast an advisory vote on the "directors remuneration report." Such a vote is not binding, but allows stockholders a clear voice that could help reduce excessive pay. Stockholders do not have any mechanism for providing ongoing input at our company. See "Pay Without Performance" by Lucian Bebchuk and Jesse Fried.

It is also important to take one step forward and support this one proposal since our 2006 governance standards were not impeccable. For instance in 2006 it was reported (and certain concerns are noted):

- The Corporate Library (TCL) http://www.thecorporatelibrary.com/ an independent investment research firm rated our company "High Concern" in executive pay – $10 million CEO pay in one year.

- The chairman of our compensation committee had 15-years director tenure – Lack of independence concern.
- We had no Independent Board Chairman – Lack of independent oversight concern.
- Cumulative voting was not allowed.

- We had no bylaw to require our directors to obtain a majority of votes cast in order to be elected.
- Our directors still had a $25,000 annual gift program – Conflict of interest concern.
- Three directors were insiders – Independence concern.

- Four directors served on boards rated D by the Corporate Library:

1) Mr. Weldon	JPMorgan (JPM)	D-rated
2) Mr. Langbo	Weyerhaeuser (WY)	D-rated
3) Mr. Mullin	Bell South (BLS)	D-rated
4) Ms. Coleman	Meredith Corp. (MDP)	D-rated

The above status shows there is room for improvement and reinforces the reason to take one step forward now and vote yes for:

Shareholder Vote on Executive Pay
Yes on 3

Notes:
The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.
Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address for the Corporate Secretary's office.

Proposal Response

CERTIFIED MAIL – RETURN RECEIPT REQUESTED

November 8, 2006

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 92078

Dear Mr. Chevedden:

This letter acknowledges receipt of your shareholder proposal submitted under Rule 14a-8 of the Securities Exchange Act of 1934.

Please be advised that you must comply with all aspects of Rule 14a-8 of the Securities Exchange Act of 1934 with respect to Shareholder Proposals. Pursuant to that Rule, we request that you furnish to us within fourteen days of your receipt of this letter, a written statement that you intend to provide proof of ownership of the requisite amount of securities through April 26, 2007 and written confirmation that either you or an authorized representative will be present at our shareholder meeting to present your proposal. This will enable the proposal to be validly submitted for inclusion in our proxy materials.

In the interim, you should feel free to contact either my colleague, Doug Chia, Assistant Corporate Secretary, at 732-524-3292 or me if you wish to discuss your proposal or have any questions or concerns that we can help to address.

Very truly yours,

Steven M. Rosenberg

cc: D. Chia, Esq.
W. Steiner
Lap(amtg07propchev)

DJF

DISCOUNT BROKERS

Date: 21 NOV 2006

To whom it may concern:

As introducing broker for the account of William Steiner, account number [redacted], held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 3200 shares of Johnson & Johnson; having held at least two thousand dollars worth of the above mentioned security since the following date: 8/6/02, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 11-22-06 # of pages ▸
To Steven Rosenberg	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # 310-371-7872
Fax # 732-524-2185	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

Exhibit B

Chia, Douglas [JJCUS]

From: Rosenberg, Steven M. [JJCUS]

Sent: Friday, November 17, 2006 5:25 PM

To: 'olmsted7p@earthlink.net'

Cc: Chia, Douglas [JJCUS]

Subject: Shareholder Proposal

Dear Mr. Chevedden,

Please see the attached response to the Shareholder Proposal submitted to Johnson & Johnson by William Steiner, in which Mr. Steiner gives you his proxy with respect to the proposal.

Very truly yours,

Steven M. Rosenberg
Corporate Secretary
Johnson & Johnson
phone: 732-524-2452
fax: 732-524-2185
e-mail: srosenb@corus.jnj.com

Johnson & Johnson

STEVEN M. ROSENBERG
SECRETARY
ASSISTANT GENERAL COUNSEL

ONE JOHNSON & JOHNSON PLAZA
NEW BRUNSWICK, NJ 08933-0026
(732) 524-2452
FAX: (732) 524-2185
SROSENB@CORUS.JNJ.COM

November 17, 2006

VIA E-MAIL - olmsted7p@earthlink.net

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 92078

Dear Mr. Chevedden:

First, by way of introduction, I am the new corporate Secretary at Johnson & Johnson, replacing Mike Ullmann who has moved on to another position in our Law Department.

This letter acknowledges receipt of the shareholder proposal submitted by Mr. William Steiner under Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Act"). Mr. Steiner has requested that all future communication regarding the proposal be addressed to you.

Please be advised that you must comply with all aspects of Rule 14a-8 of the Act with respect to Shareholder Proposals. Pursuant to paragraph (b)(1) of that Rule, we request that you furnish to us within fourteen days of your receipt of this letter, written proof of Mr. Steiner's continuous ownership of the requisite amount of securities for at least one year by the date the proposal was submitted and written confirmation that Mr. Steiner, you or another authorized representative of Mr. Steiner will be present at our April 26, 2007 shareholder meeting to present the proposal. This will enable the proposal to be validly submitted for inclusion in our proxy materials.

The Securities and Exchange Commission ("SEC") has set forth certain procedural and eligibility requirements for stockholders seeking to submit stockholder proposals under Rule 14a-8 of the Act. Because the Proposal seeks a stockholder vote at future annual meetings beyond the 2007 annual meeting, we believe that you must demonstrate your eligibility under Rule 14a-8(b) with respect to each future meeting at which the requested stockholders' vote is to occur (i.e., a written statement that you intend to continue to hold the requisite Company securities through the date of each such meeting of stockholders), or alternatively revise the Proposal so that it seeks a vote only at the Company's 2007 annual meeting.

In addition, pursuant to Rule 14a-8(c) under the Act, a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. We believe that you have submitted two proposals - one requesting "an advisory management resolution at each annual meeting to approve the Compensation Committee report in the proxy statement," and a second proposal requesting "disclosure of the percentage of total executive pay and benefits that are performance-based." You can correct this procedural deficiency by indicating in writing which proposal you would like to submit and which proposal you would like to withdraw.

Please confirm your receipt of this e-mail by a reply message to me at srosenb@corus.jnj.com.

In the interim, you should feel free to contact either my colleague, Douglas Chia, Assistant Corporate Secretary, at 732-524-3292 or me if you wish to discuss your proposal or have any questions or concerns that we can help to address.

Very truly yours,

Steven Rosenberg

Steven M. Rosenberg

cc: D. Chia, Esq.
W. Steiner

Lap(amtg07propchev)

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Wednesday, November 22, 2006 1:28 AM
To: Rosenberg, Steven M. [JJCUS]
Subject: Shareholder Proposal

Mr. Rosenberg,
Thank you for the email confirmation.
Sincerely,
John Chevedden

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Wednesday, November 22, 2006 10:59 PM
To: Steven M. Rosenberg
Subject: (JNJ)

Mr. Rosenberg,
Mr. William Steiner's proposal will be properly presented at the next annual meeting.
Sincerely,
John Chevedden

[redacted]

From: CFLETTERS
Sent: Monday, January 29, 2007 1:13 PM
To: [redacted]
Cc:
Subject: FW: Johnson & Johnson (JNJ) Shareholder Position on Company No-Action Request (William Steiner)

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Monday, January 29, 2007 12:21 PM
To: CFLETTERS
Cc: Steven Rosenberg
Subject: Johnson & Johnson (JNJ) Shareholder Position on Company No-Action Request (William Steiner)

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 29, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Johnson & Johnson (JNJ)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Shareholder Vote on Executive Pay William Steiner

Ladies and Gentlemen:

This is an initial response to the company December 21, 2006 no action request. A second response will be forwarded soon addressing any remaining rule 14a-8 issues raised by the company.

The Staff said in Sara Lee Corporation (September 11, 2006) in regard to permitting to a similarly worded rule 14a-8 proposals to be updated:
[3]Accordingly, a proposal that is revised to replace the phrase 'report of the Compensation and Employee Benefits Committee' with the phrase 'the Compensation Discussion and Analysis' may not be omitted under rule 14a-8 (i) (3) .[2]

Thus it appears that the Sara Lee precedent shows that the topic of this proposal is a valid rule 14a-8 topic and sets a precedent to update the text of rule 14a-8 proposals in conformance with recent rule changes. I believe that such an opportunity to update rule 14a-8 proposal text should apply to at least proposals submitted for the 2007 proxy season most of which were required to already be submitted and were thus submitted within 3-months of the Sara Lee definitive proxy date of September 22, 2006.

In discussing Rule 14a-8 (i) (3) SLB 14B states:
"We have had, however, a long-standing practice of issuing no-action responses that permit shareholders to make

revisions that are minor in nature and do not alter the substance of the proposal. We adopted this practice to deal with proposals that comply generally with the substantive requirements of rule 14a-8, but contain some minor defects that could be corrected easily."

Like Sara Lee this rule 14a-8 proposal should thus be allowed to conform to the new disclosure rules because the change is minor in nature and does not alter the substance of the proposal.

The company seems to incorrectly suggest that in drafting a rule 14a-8 proposal a shareholder should be as currently informed on company executive compensation disclosure rules as a company securities lawyer.

The company does not claim that the significance of Sara Lee Corporation (September 11, 2006) was widely reported. The company does not claim that one proxy season has elapsed since the new CD&A reporting requirement.

The company does not claim that the proponent of the Sara Lee rule 14a-8 proposal was given any special consideration because it was a small entity that does not regularly retain attorneys.

The company does not claim that ³only² prefaced this text in Sara Lee Corporation (September 11, 2006) : ³because the requirements for the Compensation Committee Report were revised following the deadline for submitting proposals, we believe that the proposal may similarly be revised to make clear that the advisory vote would relate to the description of the company's objectives and policies regarding named executive officer compensation that is included in the Compensation Discussion and Analysis.²

Excluding this topic by disallowing an update of five words would seem to be counter to the increasing interest of the Securities and Exchange Commission in addressing excessive executive pay as highlighted in this article, ³SEC puts bosses' pay in spotlight,² which includes a quote by SEC Chairman Christopher Cox:

³SEC puts bosses' pay in spotlight
³10 Jan 2007
³Compensation & Benefits. CSR & Governance.
Investors in American corporations are to get a much clearer idea of the sorts of rewards being lavished on top executives, and whether they are worth it, under new disclosure rules.

³The pay and perks of America's top executives are to come under much closer scrutiny following the agreement of new rules by the Securities and Exchange Commission.

³The new system of disclosure is expected to show more clearly, and in much greater detail, what sort of compensation, salaries and bonuses senior executives in listed companies are taking home.

³The scorecard disclosures, outlined in annual reports and proxy statements, will come closer than ever to a full accounting of total compensation for companies' top two executives and the next three highest-paid executives, said the Associated Press.

³ ŒThe new disclosure requirements will be easier for companies to prepare and for investors to understand,¹ said SEC Chairman Christopher Cox.

³ ŒThe SEC, in a very short amount of time for a regulator, has pushed through very sweeping pay disclosures that, for the first time, will give investors a very clear picture of CEO pay,¹ added Amy Borrus, deputy director of the Council of Institutional Investors. ŒThe big picture is a very big win for investors.¹

³Investors wondering whether top executives are earning their pay have always been able to look for evidence in annual reports and proxies but key parts of this information often were buried in footnotes. Š²

The full text of the Sara Lee Staff Response Letter is:
September 11, 2006
Response of the Office of Chief Counsel Division of Corporation Finance
Re: Sara Lee Corporation Incoming letter dated June 29, 2006 The proposal urges the board to adopt a policy that stockholders be given the opportunity at each annual meeting to vote on an advisory resolution to approve the report of the Compensation and Employee Benefits Committee.

There appears to be some basis for your view that the proposal may be materially false or misleading under rule 14a-8 (i) (3) . In arriving at this position, we note that the Board's Compensation Committee Report will no longer be required to include a discussion of the compensation committee's "policies applicable to the registrant's executive officers" (as required previously under Item 402 (k) (1) of Regulation S-K) and, instead, will be required to state whether: (a) the compensation committee has reviewed and discussed the Compensation Discussion and Analysis with management; and (b) based on the review and discussions, the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in the company's annual report on Form 10-K and, as applicable, the company's proxy or information statement. The proposal's stated intent to "allow stockholders to express their opinion about senior executive compensation practices" would be potentially materially misleading as shareholders would be voting on the limited content of the new Compensation Committee Report, which relates to the review, discussions and recommendations regarding the Compensation Discussion and Analysis disclosure rather than the company's objectives and policies for named executive officers described in the Compensation Discussion and Analysis. However, because the requirements for the Compensation Committee Report were revised following the deadline for submitting proposals, we believe that the proposal may similarly be revised to make clear that the advisory vote would relate to the description of the company's objectives and policies regarding named executive officer compensation that is included in the Compensation Discussion and Analysis. Accordingly, a proposal that is revised to replace the phrase "report of the Compensation and Employee Benefits Committee" with the phrase "the Compensation Discussion and Analysis" may not be omitted under rule 14a-8 (i) (3) .

We are unable to concur in your view that Sara Lee may exclude the proposal under rule 14a-8 (i) (2) . Accordingly, we do not believe that Sara Lee may omit the proposal from its proxy materials in reliance on rule 14a-8 (i) (2) .

We are unable to concur in your view that Sara Lee may exclude the proposal under rule 14a-8 (i) (7) . Accordingly, we do not believe that Sara Lee may omit the proposal from its proxy materials in reliance on rule 14a-8 (i) (7) .

Sincerely,

/s/

Ted Yu
Special Counsel

Since 1992, the Staff has consistently taken the position that proposals dealing with the compensation of "senior executives" may not be omitted in reliance on the ordinary business exclusion.

The following company precedents, including precedents on poetry publication and on shareholder displeasure, seem to speak for themselves as not
applicable:
CSX Corp.
WSB No.: 020199045
Public Availability Date: Monday, February 1, 1999
Abstract:
A shareholder proposal, which consists of three poems, may be omitted from the company's proxy material under rule 14a-8 (a) because it does not recommend or require that the company or its board of directors take an action.

Sensar Corp.
WSB No.: 0423200109
Public Availability Date: Monday, April 23, 2001
Abstract:
...A shareholder proposal, which expresses shareholder displeasure over matters relating to stock options, may be omitted from the company's proxy material under rule 14a-8 (a) , where it does not recommend or require that the company or its board of directors take any action.

Furthermore in the Sara Lee precedent, the proponent did not even ask for the opportunity [3]to make revisions[2] in accordance with SLB 14B, yet the proponent was granted the opportunity.

For the above reasons it is respectfully requested that concurrence not be granted to the company. And if necessary an opportunity be granted to make revisions[2] as in Sara Lee Corporation (September 11, 2006) and in accordance with SLB 14B. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first letter.

Sincerely,

John Chevedden

cc:
William Steiner
Steven Rosenberg <srosenb@corus.jnj.com>

From: CFLETTERS
Sent: Wednesday, January 31, 2007 9:52 AM
To: [redacted]
Cc:
Subject: FW: Johnson & Johnson (JNJ) # 2 Shareholder Position on Company No-Action Request (William Steiner)

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Wednesday, January 31, 2007 12:28 AM
To: CFLETTERS
Cc: Steven Rosenberg
Subject: Johnson & Johnson (JNJ) # 2 Shareholder Position on Company No-Action Request (William Steiner)

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 30, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Johnson & Johnson (JNJ)
2 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Shareholder Vote on Executive Pay
William Steiner

Ladies and Gentlemen:

This is an second response to the company December 21, 2006 no action request.

On page 5 the company introduces Sensar Corp. (April 23, 2001) as its first step in a false-premise 4-page argument segment. On page 6 the company states that this pending rule 14a-8 proposal ³parallels the submission in Sensar.² Yet this is clearly not the case because the Staff Reply Letter in Sensar said that the Sensar rule 14a-8 proposal ³does not recommend or require that Sensar or its board of directors take any action.²

To the contrary this proposal calls for the directors to act by stating:
³RESOLVED, shareholders ask our board of directors to adopt a policy that shareholders be given the opportunity to vote on an advisory management resolution at each annual meeting to approve the Compensation Committee report in the proxy statement.²

The following is the Sensor Staff Reply letter that includes the Staff text that the Sensar rule 14a-8 proposal ³does not recommend or require that Sensar or its board of directors take any action.²

[STAFF REPLY LETTER]

April 23, 2001

Response of the Office of Chief Counsel

Division of Corporation Finance

Re: Sensar Corporation

Incoming letter dated April 11, 2001

The proposal expresses shareholder displeasure over matters relating to stock options.

There appears to be some basis for your view that Sensar may exclude the proposal under rule 14a-8 (a) because it does not recommend or require that Sensar or its board of directors take any action. Accordingly, we will not recommend enforcement action to the Commission of Sensar omits the proposal from its proxy materials in reliance on rule 14a-8 (a) . In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Sensar relies.

Sincerely,

Jonathan Ingram

Special Counsel

Then the company inappropriately uses the Exchange Act Release No. 20091.
Since 1992, the Staff has consistently taken the position that proposals dealing with the compensation of "senior executives" may not be omitted in reliance on the ordinary business exclusion. Yet the company does not attempt to explain how the compensation of senior executives could be considered a business segment addressed by Exchange Act Release No. 20091.
Hence the company has not provided a sound foundation for its laundry list of purported precedents following its citing of Exchange Act Release No.
20091.

Contrary to the company argument Rule 14a-8 was never intended to limit a company from including an item on its ballot annually. Contrary to the company argument this proposal does not seek to have management submit a rule 14a-8 proposal annually.

This proposal is one topic. For example this proposal could be rephrased (and retain the same meaning) to further emphasize that it is one topic:

RESOLVED, shareholders ask our board of directors to adopt a policy that shareholders be given the opportunity to vote on an advisory management resolution at each annual meeting to approve the Compensation Committee report in the proxy statement with disclosure of the percentage of total executive pay and benefits that are performance-based.

The ³single, well-defined unifying concept² of the proposal is to seek an opportunity to vote on executive pay with a consideration of the incentive factors that could have a key role in evaluating such executive pay.
Shareholders should have a meaningful opportunity to vote on executive pay based on whether such pay has significant incentives or virtually no incentives.

For the above reasons and the reasons in the January 29, 2007 shareholder letter it is respectfully requested that concurrence not be granted to the company. And if necessary an opportunity be granted to make revisions as in Sara Lee Corporation (September 11, 2006) and in accordance with SLB 14B.
It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first letter.

Sincerely,

John Chevedden

cc:
William Steiner
Steven Rosenberg <srosenb@corus.jnj.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 31, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Johnson & Johnson
Incoming letter dated December 21, 2006

The proposal asks the board to adopt a policy that shareholders be given the opportunity at each annual meeting to vote on an advisory management resolution to approve the report of the Compensation Committee in the proxy statement.

There appears to be some basis for your view that Johnson & Johnson may exclude the proposal under rule 14a-8(i)(3), as materially false or misleading under rule 14a-9. Accordingly, we will not recommend enforcement action to the Commission if Johnson & Johnson omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Johnson & Johnson relies.

Sincerely,

Greg Belliston

Gregory Belliston
Attorney-Adviser

END